WESCAST ANNOUNCES INTENTION TO DELIST FROM
NASDAQ AND DEREGISTER WITH SECURITIES AND
EXCHANGE COMMISSION

Brantford, Ontario, June 16, 2005 Wescast Industries Inc. (TSX: WCS.SV.A; NASDAQ: WCST) today announced that it intends to file a Form 15 with the Securities and Exchange Commission (“SEC”) on or before June 30, 2005 to deregister its Class A Subordinate Voting Shares (“Class A shares”) and suspend its reporting obligations under the Securities Exchange Act of 1934. The Company expects the deregistration to become effective within 90 days of the filing with the SEC.

As a result of the filing of the Form 15, the Company’s obligation to file with the SEC certain reports and forms, including 6-K’s and the annual Form 40-F, will immediately cease.

In addition, in connection with the Form 15 filing, the Company’s Class A shares will be delisted from the Nasdaq Stock Market, Inc. (“Nasdaq”).

The Class A shares will continue to trade on the Toronto Stock Exchange under the symbol WCS.SV.A.

In approving this action, the Company’s board of directors determined that the delisting and the termination of the registration of the Class A shares under the Exchange Act would be in the best interests of the Company’s shareholders. Among the factors considered were:

•	the limited trading volume and liquidity of the Company's shares on Nasdaq; and

•	the costs, both direct and indirect, associated with the preparation and filing of the Company’s periodic reports with the SEC.

“The Company expects to realize cost and time savings as a result of being relieved of its SEC periodic reporting requirements,” stated Ed Frackowiak, Chairman and CEO.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, casts, machines and assembles high-quality iron exhaust manifolds, turbo charger housings and integrated turbo manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Japan and Europe.

The Company operates seven production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

For further information please contact:
Mr.    Ed Frackowiak
Chairman & Chief Executive Officer
Wescast Industries Inc.
(519) 750-0000